TOTTENHAM ACQUISITION I LIMITED
Unit B, 11F
On Hing Building
1-9 On Hing Terrance
Central, Hong Kong

July 31, 2018

VIA EDGAR & TELECOPY
Mara L. Ransom
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Tottenham Acquisition I Limited. (the “Company”)
Registration Statement on Form S-1
(File No. 333-226072) (the “Registration Statement”)

Dear Mr. Reynolds:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on August 1, 2018, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TOTTENHAM ACQUISITION I LIMITED

By: /s/ Jason Ma
Name: Jason Ma
Title: Chief Executive Officer